Cognition Therapeutics, Inc.
2500 Westchester Ave.
Purchase, New York 10577

November 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Joshua Gorsky

Re:  Cognition Therapeutics, Inc.

Registration Statement on Form S-1, filed November 7, 2022

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Cognition Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, filed on November 7, 2022 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 PM, eastern time, on November 9, 2022, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Troutman Pepper Hamilton Sanders LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Pepper Hamilton Sanders LLP, by calling Joseph Walsh at (212) 704-6030 or Rachael M. Bushey at (215) 981-4331.

Please direct any questions or comments concerning this request to Rachael M. Bushey of Troutman Pepper Hamilton Sanders LLP at (215) 981-4331.

COGNITION THERAPEUTICS, INC.

By:	/s/ Lisa Ricciardi
Name: Lisa Ricciardi
Title: President and Chief Executive Officer

Cc:  Rachael M. Bushey, Troutman Pepper Hamilton Sanders LLP

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP

Stephen Older, McGuireWoods LLP

David S. Wolpa, McGuireWoods LLP